Securities and Exchange Commission
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

ACINDAR ARGENTINE STEEL INDUSTRY INC.

(Translation of Registrant's name into English)

Estanislao Zeballos 2739
B1643AGY - Beccar
Province of Buenos Aires
Argentina
(Address of principal office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

(Check One) Form 20-F X Form 40-F ___

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

(Check One) Yes _ No X

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b). 82-__.)

February 11, 2002

FREE TRANSLATION INTO ENGLISH FROM ORIGINAL IN SPANISH DATED FEBRUARY 8, 2002

Buenos Aires, February 8, 2002

Dr. Raúl V. Pagella
Chief Controller
Bolsa de Comercio de Buenos Aires

Dear Sir,

This is to inform you that, for reasons to be detailed, Acindar Industria Argentina de Aceros S.A. ("Acindar") has to postpone payment of the interest installment due February 15, 2002, agreed upon in accordance with the issuance of its 11.25% Negotiable Bonds due 2004.

As was made public in the notice addressed to you on December 19, 2001, Acindar announced the temporary suspension of all payments – principal and interest- of its financial debt, with the purpose of maintaining the operation of its productive facilities, protecting its sources of employment as well as the operational value of the company in order to protect the interests of its creditors, suppliers and shareholders.

Since said notice, the political and economic situation of the country has been deteriorating in a way and with a pace that was unforeseeable at the date of the notice. When we referred to the damaging drop in the market in our December 19, 2001 notice, we never imagined a situation as was experienced during the month of January 2002, which has brought to the industry sale levels equivalent to 55% of what they were in January of the previous year. Similarly, upon referring to the virtual disappearance of credit to companies, the degree of deterioration that the financial system would suffer on the whole was unforeseeable at that date.

Thus, the situation as described in our December 19, 2001 notice has deteriorated to such a degree that Acindar will be unable to pay the interest due on the 11.25% Negotiable Bonds due 2004, which was set for February 15, 2002.

Acindar confirms its pledge to prepare a proposal – based on its realistic economic possibilities – that takes into account the best possible options to meet its financial obligations, including the interest and principal of the 11.25% Negotiable Bonds due 2004, with the specific goal of preserving work sources and the operational value of the company. For this purpose it has hired Credit Suisse First Boston as a financial advisor.

We will continue to keep you informed of any new developments as they arise.

Sincerely yours,

/s/ JORGE N. VIDELA
Jorge N. Videla
Executive Vice President of
Administration and Finance

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ACINDAR INDUSTRIA ARGENTINA DE ACEROS S.A.
(Registrant)

Date: February 11, 2002

By: ______________________
Jorge N. Videla